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MASTERWORKS
JULIE MEHRETU
Her architectural paintings have sold for over $4.5M. Ours is **available now for $3.3M**.
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Commercially Desirable Style

Julie Mehretu is widely known for large, architecturally based paintings. Works in this category, with differences in scale and period, account for 5 of her top 10 auction results. Recent comparable examples have sold above $4M. Our offering is $3.3M.

#6 Auction Record



Fever graph (algorithm for serendipity), 2013

Sold for $4,890,000

#10 Auction Record



Blue Magic, 2007

Sold for $4,207,000

#7 Auction Record



Rise of the New Supremacists, 2001

Sold for $4,820,000

New Opportunity



Kabul, 2013

Available Now for $3,333,000

See offering circular for full list of similar sales.

Towering Presidential Acclaim

We believe Mehretu's market is poised for long-term growth. She’s set 3 new top auction records over the past few five years, and is currently building the centerpiece for the Obama Presidential Library in Chicago: an 83 foot-tall tower with stained-glass windows.



Photo Credit: The Obama Foundation

High-Octane Partnerships

Mehretu partnered with BMW to create their 2024 Art Car, which premiered at the Centre Pompidou and raced at the 24 Hours of Le Mans endurance race.



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Offering Circular Below

MASTERWORKS

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate. Library affiliation with artists is not an endorsement of Masterworks.

Celebrities referenced are not investors in Masterworks Offerings. Their affiliation with artists is not an endorsement of Masterworks.

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